Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(In thousands, except per share amounts)

	Years Ended December 31,
	2009	2008	2007
Basic
Earnings:
Net income attributable to common shareholders	$19,239	$23,473	$14,536

Shares:
Average common shares outstanding	8,364	8,242	8,115

Basic earnings per common share	$2.30	$2.85	$1.79

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$19,239	$23,473	$14,536

Shares:
Average common shares outstanding	8,364	8,242	8,115
Potentially dilutive common shares outstanding	619	518	627
Diluted average common shares outstanding	8,983	8,760	8,742

Diluted earnings per common share	$2.14	$2.68	$1.66

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for 2009 excluded from the denominator 35,000 options and 4,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2008 excluded from the denominator 111,000 options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for 2007 excluded from the denominator 161,000 options and 58,000 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.